Item 77M

As of the close of business on October 27, 2017, JPMorgan Large Cap Growth Fund acquired all of the assets and liabilities of the JPMorgan Dynamic Growth Fund in exchange for shares of the JPMorgan Large Cap Growth Fund.    The boards of trustees of each of the affected funds approved the plan of reorganization governing the transaction on June 21, 2017 and shareholders approved the reorganization on October 10, 2017.